NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	June 9, 2017

Canada: TSX: KLS
United States: NYSE MKT: KIQ

Kelso Technologies Inc.
Shareholders Voting Results at Annual General and Special Meeting

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE MKT: KIQ) (“Kelso” or the “Company”) announces the following voting results following the Company’s 2017 Annual General and Special Meeting of Shareholders (the “Meeting”) which was held June 8, 2016 in Vancouver.

A total of 7,922,140 common shares of the 46,911,752 common shares outstanding at the record date were voted at the Meeting, representing approximately 16.86% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

On a vote by ballot, each of the following nominees proposed by management was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	90.45	9.55
Peter Hughes	91.18	8.82
Anthony Andrukaitis	92.62	7.38
Phil Dyer	86.62	13.38
Paul Cass	86.63	13.37
Laura Roach	88.09	11.91

Other Matters Voted Upon

In addition, by resolution passed by an 93.90% affirmative ballot vote, Smythe, LLP, Chartered Professional Accounts were appointed auditor of the Company for the coming year and the approval of the unallocated options under the Corporation’s stock option plan until June 8, 2020 was passed by an 85.09% affirmative ballot.

At a meeting of the Board of Directors held after the Meeting the following officers were appointed:

James R. Bond – President and Chief Executive Officer
Richard Lee – Chief Financial Officer
Anthony Andrukaitis – Chief Operating Officer
Kathy Love – Corporate Secretary

About Kelso Technologies

Kelso focuses on the creation of innovative engineered product solutions for a wide range of applications in transportation markets. Our rail tank car division has successfully created and distributed a suite of proprietary equipment used in the safe handling and containment of hazardous materials during transport. New product strategies concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A
www.kelsotech.com